CHASE ISSUANCE TRUST

Class A(2009-2)

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2009-2)

Principal Amount:	$5,000,000,000

Interest Rate:	One-Month LIBOR + 1.55% p.a.

Expected Issuance Date:	May 12, 2009

First Interest Payment Date:	June 15, 2009

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	April 16, 2012

Legal Maturity Date:	April 15, 2014

Price to Public:	$ 5,000,000,000 (or 100.0000%)

Underwriting Discount:	$ 13,750,000 (or 0.2750%)

Proceeds to the Issuing Entity:	$ 4,986,250,000 (or 99.7250%)

Selling Concessions:	0.1650%

Reallowance:	0.0825%

ABS Average Life:	2.928 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

TALF Eligible:	Yes (subject to important considerations described in the prospectus)

TALF Haircut:	6%

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. RBS Securities Inc.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.